SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST, 2003

                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)

                              48 AMESHOFF STREET
                                 BRAAMFONTEIN
                               JOHANNESBURG 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F    X       Form 40-F
                        ---                   ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                     No     X
                 ---                      ---

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward- looking statements. In addition, this Report on Form 6-K may include forward- looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                 SAPPI LIMITED
-------------------------------------------------------------------------------

10 November 2003

                        RESULTS FOR THE FOURTH QUARTER
                             ENDED SEPTEMBER 2003

-------------------------------------------------------------------------------

Sappi, the world's leading producer of coated fine paper, today announced results for the fourth quarter to September 2003.

Highlights

     o  Markets remained weak
     o  Significant reduction in prices in all major markets
     o  Fourth quarter sales up 6.7% from prior year
     o  Operating costs well controlled
     o Cash generated by operations up 28% from prior quarter to US$159 million
     o  Headline EPS of 11 US cents for quarter; 71 US cents for year
     o  EPS of 4 US cents for quarter; 65 US cents for year
     o After tax charge in quarter of 8 US cents in relation to US machine closure
     o  Dividend of 29 US cents

Commenting on the results, Sappi CEO Jonathan Leslie, said, "Our results were achieved in an environment of continued weak demand for coated fine paper, contrary to the customary seasonal pick up in this quarter, and lower prices in all regions. Our fine paper businesses were unfavourably affected by weak pricing in Europe and North America and in South Africa by more competitive imports and reduced export margins due to the weaker US Dollar.

"Forest Products experienced firm demand in the South African markets for packaging paper and internationally for dissolving pulp. The weaker US Dollar continued to impact prices realised in local currency.

"We have embarked on a number of actions to improve the supply demand balance and to offset rising costs in these tough markets.

"At Westbrook in the US we will close our highest cost paper machine and transfer the production of coated fine paper to other mills. The mill will in future focus on our Ultracast(R) and casting release paper business.

"We have stopped operations at our Clan sawmill in South Africa. The sawmill was non-core, relied on old technology and had an uncompetitive log supply.

"I have also decided to restructure the Fine Paper division. Wolfgang Pfarl and Kathy Walters, CEOs of Sappi Fine Paper Europe and North America respectively, will report directly to me and as a consequence the Fine Paper office in London will be closed.

"As the position of CEO of Sappi Fine Paper will no longer exist, we have agreed that Bill Sheffield will leave the group on 14 November 2003.

"In addition we plan to reduce our staffing levels by a further 100 people in North America and by 150 people in Europe in 2004."

Looking forward, Leslie continued: "We will continue to curtail fine paper production in Europe and North America during the current quarter including scheduling major maintenance shuts at all the North American mills.


"It appears as if any pick up in markets will be delayed beyond our first quarter. As a result of poor market conditions and low prices we expect earnings to be weaker than the prior quarter, before the charges related to closures and staff reductions and the impact of the maintenance shuts, in the first quarter.

In conclusion, he said:

"We are, however, seeing early signs of improvement in Europe. The order intake of coated fine paper has improved and announcements of price increases for coated groundwood paper, in Europe and the United States, and coated fine paper reels, in Europe, have been made.

"With this background we expect earnings to improve for the balance of the year, resulting in an overall improvement, before the closure and staff reduction charges, compared to 2003."

The full results announcement is available at www.sappi.com

FORWARD-LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                     SAPPI

                            The word for fine paper



                               [Globe Graphic]



                   -----------------------------------------
                      RESULTS FOR THE FOURTH QUARTER AND

                           YEAR ENDED SEPTEMBER 2003
                   -----------------------------------------



                                FOURTH QUARTER
                                     2003

Sappi is the world's leading
producer of coated fine paper

-------------------------------------------------------------------------------
SALES BY PRODUCT GROUP*

[Pie Chart]  Coated fine paper    64%
             Uncoated fine paper   6%
             Coated specialities   9%
             Pulp                 12%
             Commodity paper       8%
             Other                 1%

SALES: WHERE PRODUCT IS SOLD*

[Pie Chart]  North America        35%
             Europe               41%
             Asia and other       11%
             Southern Africa      13%

SALES: WHERE PRODUCT IS MANUFACTURED*

[Pie Chart]  North America        32%
             Europe               44%
             Southern Africa      24%

GEOGRAPHIC OWNERSHIP**

[Pie Chart]  Europe and ROW+      12%
             Southern Africa      43%
             North America        45%


*   for the year ended September 2003
**  as at 30 September 2003
+   Rest of the world
-------------------------------------------------------------------------------

o  Headline EPS 11 US cents for the quarter;
   71 US cents for the year

o EPS 4 US cents for the quarter; 65 US cents for the year

o After tax charge of 8 US cents for the quarter in respect of machine closure

o  Dividend 29 US cents

o  Difficult market conditions

-----------------------------------------------------------------------------------
SUMMARY
-----------------------------------------------------------------------------------
                                        QUARTER   QUARTER   QUARTER    YEAR    YEAR
                                          ENDED     ENDED     ENDED   ENDED   ENDED
                                           SEPT      JUNE      SEPT    SEPT    SEPT
                                           2003      2003      2002    2003    2002
-----------------------------------------------------------------------------------
Sales (US$ million)                       1,123     1,062     1,052   4,299   3,729
-----------------------------------------------------------------------------------
Operating profit (US$ million)               46        46       122     286     389
-----------------------------------------------------------------------------------
EBITDA * (US$ million)**                    120***    149       221     654     724
-----------------------------------------------------------------------------------
Operating profit to sales (%)               4.1       4.3      11.6     6.7    10.4
-----------------------------------------------------------------------------------
EBITDA to sales (%) *                      10.7      14.0      21.0    15.2    19.4
-----------------------------------------------------------------------------------
Operating profit to average
net assets (%) *                            4.1       4.3      13.0     7.0    11.3
-----------------------------------------------------------------------------------
Headline EPS (US cents) *                    11        12        32      71     101
-----------------------------------------------------------------------------------
EPS (US cents)                                4        13        32      65      95
-----------------------------------------------------------------------------------
Return on average equity (%) *              2.0       6.1      18.6     8.4    14.2
-----------------------------------------------------------------------------------
Net debt (US$ million) *                  1,491     1,571     1,419   1,491   1,419
-----------------------------------------------------------------------------------
Net debt to total capitalisation (%)*      30.8      33.2      36.1    30.8    36.1
-----------------------------------------------------------------------------------

* Refer to page 17, Supplemental Information for the definition of the term. ** The comparative information has been restated to take into account the changed EBITDA definition. Refer to page 18, Supplemental Information for further details.
*** EBITDA for the quarter ended September 2003 reduced by US$31.5 million in respect of machine closure.


                                                                       SAPPI 1

-------------------------------------------------------------------------------
COMMENT
-------------------------------------------------------------------------------

Markets for coated fine paper in the USA and Europe did not show the customary strong seasonal pick up in the quarter. In particular the catalogue season in America was weaker than last year. Apparent consumption for the quarter was down 6% in the USA compared to a year ago whereas there was some improvement in Europe. Advertising pages in the US were down 2.9% for the quarter compared to a year earlier.

The price increase announced in July for web products in the USA was not implemented and prices remain weak. In Europe prices remained under pressure; however the rapid decline in the previous quarter appears to have been stabilised, as order intake improved in recent weeks.

The NBSK pulp price index has picked up in recent weeks to US$546 per ton from a recent low of US$510 per ton.

Net profit for the quarter was US$10 million after a post-tax charge of approximately US$19 million (US$31.5 million pre-tax) in respect of the planned closure of Westbrook's paper machine 14 and associated inventory (see 'Closure of operations'). Headline earnings were US$26 million. The charge in respect of Westbrook inventory reduced Headline earnings by approximately US$2 million (1 US cent per share).

Headline earnings per share were 11 US cents, after the 1 US cent per share charge for the Westbrook inventory, 8.3% below the prior quarter and 65.6% below a year earlier. After the balance of the Westbrook charge earnings per share were 4 US cents.

Operating profit for the quarter was US$46 million, 62% below last year, reflecting the poor trading conditions.

Operating costs have generally been well controlled; however, higher employee benefit, wood and energy costs have reduced our margins. Selling, General and Administrative expenses for the quarter were US$45 million higher than last year. Approximately US$35 million of the difference relates to reversals of litigation and insurance costs last year and currency movements.

Net finance costs for the quarter were US$18 million compared to US$29 million a year earlier reflecting lower interest rates and the benefit of swapping US$750 million of debt from fixed rate to floating.

The tax credit for the quarter was a result of the credit in respect of the impairment charge and a reduction in the effective tax rate for the year.


2 SAPPI

We expect the effective tax rate for next year to be approximately 20%. However, this will depend on profitability and regional performance.

For the full year sales were US$4.3 billion, 15.3% higher than last year. A significant portion of this was related to currency translation. Operating profit, however, was 26.5% lower at US$286 million, which reflects the significant reduction of prices in our major markets. In Europe prices realised in local currency declined approximately 9% compared to the prior year, the Forest Products division's pulp and paper prices declined 4% and North America prices declined 3% year on year.

Net profit for the full year was US$149 million (65 US cents) after the US$19 million charge in respect of the machine closure. Headline earnings were US$163 million (71 US cents).

-------------------------------------------------------------------------------
CASH FLOW AND NET DEBT
-------------------------------------------------------------------------------

Cash generated by operations was US$159 million for the quarter, 28% higher than the June quarter but 30% lower than a year earlier. Working capital declined by US$104 million compared to the previous quarter due to reduced inventory and increased payables.

We spent US$126 million on fixed assets in the quarter, which was significantly higher than the previous quarter as a number of major projects were commissioned in the period. As a result of market conditions we cut back our capital expenditure for the full year to US$296 million, representing approximately 84% of depreciation, from a planned level of approximately 100% of depreciation.

We repurchased 2.2 million shares in the quarter at a cost of approximately US$29 million.

Net debt at the end of September was 5% lower than June at US$1,491 million. Net debt to total capitalisation reduced from 33.2% to 30.8%. Over the full year net debt increased by US$72 million as a result of currency translation. Total interest bearing borrowings increased by US$403 million to US$2,075 million and cash and cash equivalents increased by US$331 million to US$584 million.


                                                                       SAPPI 3

-------------------------------------------------------------------------------
OPERATING REVIEW FOR THE QUARTER
-------------------------------------------------------------------------------

SAPPI FINE PAPER
-------------------------------------------------------------------------------
                                 QUARTER ENDED      QUARTER ENDED
                                     SEPT 2003           SEPT 2002           %
                                   US$ MILLION         US$ MILLION      CHANGE
-------------------------------------------------------------------------------
Sales                                      917                 905         1.3
-------------------------------------------------------------------------------
Operating profit                            31                  78       (60.3)
-------------------------------------------------------------------------------
Operating profit to sales (%)              3.4                 8.6           -
-------------------------------------------------------------------------------
EBITDA *                                    81                 157       (48.4)
-------------------------------------------------------------------------------
EBITDA to sales (%)                        8.8                17.3           -
-------------------------------------------------------------------------------
RONOA pa (%)                               3.8                10.4           -
-------------------------------------------------------------------------------


* EBITDA for the quarter ended September 2003 reduced by US$31.5 million in respect of machine closure

The performance of our fine paper businesses was unfavourably affected by weak pricing in Europe, continued weak pricing and the lack of a significant seasonal pick-up of demand for coated fine paper in North America this year and lower prices in South Africa as the relatively stronger Rand made imports more competitive and reduced margins on our exports.

EUROPE
-------------------------------------------------------------------------------

                                QUARTER ENDED   QUARTER ENDED%
                                    SEPT 2003        SEPT 2002   % CHANGE   % CHANGE
                                  US$ MILLION      US$ MILLION      (US$)     (EURO)
------------------------------------------------------------------------------------
Sales                                     485              459        5.7       (8.1)
------------------------------------------------------------------------------------
Operating profit                           20               53      (62.3)     (67.2)
------------------------------------------------------------------------------------
Operating profit to sales (%)             4.1             11.5          -          -
------------------------------------------------------------------------------------
EBITDA                                     66               98      (32.7)     (41.4)
------------------------------------------------------------------------------------
EBITDA to sales (%)                      13.6             21.4          -          -
------------------------------------------------------------------------------------
RONOA pa (%)                              4.9             14.6          -          -
------------------------------------------------------------------------------------

4 SAPPI

Price pressure continued in the quarter particularly in Spain and Italy, and in export markets where the weakness of the US Dollar compounded the effect on average prices realised in Euros. Average prices realised in Euros for the quarter were 10% lower than a year earlier.

Our sales volume increased 2% compared to a year earlier, much of which was to offshore markets. We recovered our market share in the region in the quarter.

NORTH AMERICA
--------------------------------------------------------------------------
                                  QUARTER ENDED   QUARTER ENDED
                                      SEPT 2003       SEPT 2002        %
                                    US$ MILLION     US$ MILLION    CHANGE
--------------------------------------------------------------------------
Sales                                       358            388       (7.7)
--------------------------------------------------------------------------
Operating profit                              5             15      (66.7)
--------------------------------------------------------------------------
Operating profit to sales (%)               1.4            3.9          -
--------------------------------------------------------------------------
EBITDA *                                      6             46      (87.0)
--------------------------------------------------------------------------
EBITDA to sales (%)                         1.7           11.9          -
--------------------------------------------------------------------------
RONOA pa (%)                                1.4            4.2          -
--------------------------------------------------------------------------

* EBITDA for the quarter ended September 2003 reduced by US$31.5 million in respect of machine closure

Sales volumes improved significantly compared to the June quarter but were 7% below the equivalent quarter last year in line with the decline in apparent consumption. The catalogue season for coated fine paper web products was less marked than last year.

Average prices realised declined in the quarter to marginally below a year earlier reflecting weak markets and continued imports from Asia and Europe.

Operating costs continue to be influenced by increasing costs of employee benefits and an increase in energy and wood costs in the quarter.

See the section 'Closure of operations'.


                                                                 SAPPI 5

FINE PAPER SOUTH AFRICA
----------------------------------------------------------------------------
                       QUARTER ENDED   QUARTER ENDED
                           SEPT 2003       SEPT 2002     % CHANGE   % CHANGE
                         US$ MILLION     US$ MILLION        (US$)    (RANDS)
----------------------------------------------------------------------------
Sales                             74              58        27.6      (10.1)
----------------------------------------------------------------------------
Operating profit                   6              10       (40.0)     (57.7)
----------------------------------------------------------------------------
Operating profit
  to sales (%)                   8.1            17.2           -          -
----------------------------------------------------------------------------
EBITDA                             9              13       (30.8)     (51.2)
----------------------------------------------------------------------------
EBITDA to sales (%)             12.2            22.4           -          -
----------------------------------------------------------------------------
RONOA pa (%)                    18.4            46.0           -          -
----------------------------------------------------------------------------

Our South African business produced reasonable results considering the pressure on margins resulting from the increased competition from imports. We continue to find ways to minimise the margin squeeze, including finding alternative markets and innovative product and service offerings.


FOREST PRODUCTS
----------------------------------------------------------------------------
                       QUARTER ENDED   QUARTER ENDED
                           SEPT 2003       SEPT 2002     % CHANGE   % CHANGE
                         US$ MILLION     US$ MILLION        (US$)    (RANDS)
----------------------------------------------------------------------------
Sales                            206             147         40.1      (1.2)
----------------------------------------------------------------------------
Operating profit                  22              38        (42.1)    (59.2)
----------------------------------------------------------------------------
Operating profit
  to sales (%)                  10.7            25.8           -          -
----------------------------------------------------------------------------
EBITDA                            46              58        (20.7)    (44.1)
----------------------------------------------------------------------------
EBITDA to sales (%)             22.3            39.5           -          -
----------------------------------------------------------------------------
RONOA pa (%)                     8.4            21.3           -          -
----------------------------------------------------------------------------

We experienced firm demand in the South African market for our packaging paper, however, average prices realised were lower as a result of pressure from imports following the weakening of the US Dollar relative to the Rand.

Demand for dissolving pulp remained firm in the quarter and Saiccor mill ran at full capacity for the third consecutive quarter. Dollar prices increased in line with paper pulp prices. Unfortunately the improved Dollar price was more than offset by the weaker Dollar relative to the Rand. We sold approximately 100,000 tons more dissolving pulp in the year ended September than in the prior year.


6 SAPPI

-------------------------------------------------------------------------------
CLOSURE OF OPERATIONS
-------------------------------------------------------------------------------

We have decided on a number of actions to offset rising costs, which include taking out capacity to improve the supply demand balance in the US and a range of other initiatives to reduce fixed costs in all regions.

At Westbrook (Maine, USA) we will close Number 14 paper line, which is our highest cost paper machine. It has an annual capacity of 85,000 tons and will be closed in the next few months. The brands produced on this machine will be transferred to other Sappi mills and we will not only maintain service levels but also improve the product characteristics by producing on more modern facilities. We will be communicating with customers immediately about the benefits of this change for them. Westbrook mill will in future focus on our Ultracast(R) and casting release paper business.

We have written off the asset and related inventory in the quarter and taken a charge of US$19 million after tax (US$31.5 million pre-tax). We will take a further charge of US$15 million pre-tax next quarter in respect of the closure costs.

We expect expense savings before tax of approximately US$18 million in a full year once the paper line has been closed. The net impact on operating income is expected to be favourable from the March quarter.

We stopped operations at Clan sawmill (South Africa) in the quarter and expect to close the mill before December 2003. The mill, with a log intake of 80,000m(3), uses old technology and does not have a competitive log supply. The closure will not have a material impact on Sappi's results.

Unfortunately, these closures will result in the loss of approximately 170 jobs at Westbrook and 300 jobs at Clan.

-------------------------------------------------------------------------------
RESTRUCTURING
-------------------------------------------------------------------------------

We are restructuring the Fine Paper division. Wofgang Pfarl and Kathy Walters, CEOs of Sappi Fine Paper Europe and North America respectively, will report directly to Jonathan Leslie, CEO of Sappi Limited and as a consequence the Fine Paper office in London will be closed.

As the position of CEO Sappi Fine Paper will no longer exist, we have agreed that Bill Sheffield will leave the group on 14 November 2003.

In addition, in order to counteract the effect of rapidly increasing benefit costs, we also expect to reduce our staffing levels by a further 100 people in North America and 150 people in Europe during 2004.

We expect to take a pre-tax charge of US$13 million in the first quarter in respect of this restructuring.


                                                                       SAPPI 7

-------------------------------------------------------------------------------
NEW ACCOUNTING STANDARD
-------------------------------------------------------------------------------

Accounting standard AGRICULTURE - AC137 (IAS41) becomes effective for Sappi from the beginning of the 2004 financial year. The key requirement of the standard is that agricultural assets (plantations) should be valued at fair value. This requires changes to the way we account for our plantations. In future we will not capitalise silvicultural expenses and finance costs to plantations nor will we amortise plantations to the income statement. Movements in the fair value of plantations will impact operating profit.

This change will lead to increased volatility in profit going forward.

-------------------------------------------------------------------------------
DIVIDEND
-------------------------------------------------------------------------------

The board has declared a dividend of 29 US cents for the year ended September 2003. A dividend of 28 US cents was paid in the previous year.

-------------------------------------------------------------------------------
OUTLOOK
-------------------------------------------------------------------------------

As we start our new year under these difficult market conditions for coated fine paper, we will continue to curtail production during the next quarter; in addition to the permanent closure of the Westbrook paper machine we plan to increase commercial downtime and schedule major maintenance shuts at all the North American mills, including total mill shutdowns, which occur every 5 years, at Somerset and Muskegon. We expect these shuts to reduce operating income by approximately US$15 - 17 million in the December quarter compared to last year.

Our investment programme will be focused on maintaining the health of our business and on improving our cost efficiency. We expect capital expenditure in 2004 to be similar to 2003.

It appears as if any pick up in markets will be delayed beyond our first quarter. As a result of poor market conditions and low prices we expect earnings in the first quarter to be weaker than the prior quarter, before the charges related to closure and staff reduction and the impact of the maintenance shuts. We are, however, seeing early signs of improvement in Europe. The order intake of coated fine paper has improved and announcements of price increases for coated groundwood paper (in Europe and the US) and coated fine paper reels (in Europe) have been made. With this background we expect earnings to improve for the balance of the year, resulting in an overall improvement, before the closure and staff reduction charges, compared to 2003.

On behalf of the Board

J C A LESLIE         D G WILSON
Director             Director                           10 November 2003

SAPPI LIMITED

(Registration number 1936/008963/06)

JSE CODE: SAP

ISIN CODE: ZAE 000006284


8 SAPPI

-------------------------------------------------------------------------------
DIVIDEND ANNOUNCEMENT
-------------------------------------------------------------------------------

The directors have declared a dividend (number 80) of 29 US cents per share for the year ended September 2003.

In compliance with the requirements of STRATE, the JSE Securities Exchange's electronic settlement system which is applicable to Sappi, the salient dates in respect of the dividend will be as follows:

Last day to trade to qualify for dividend               Friday, 2 January 2004

Date on which shares commence trading ex-dividend       Monday, 5 January 2004

Record date                                             Friday, 9 January 2004

Payment date                                            Monday, 12 January 2004

Dividends payable from the Johannesburg transfer office will be paid in South African Rands except that dividends paid to nominee shareholders in respect of shares which they hold on behalf of non-residents of the Republic of South Africa will be paid in United States Dollars.

Dividends payable from the London transfer office will be paid in British Pounds Sterling or in the case of shareholders with registered addresses in the USA, in United States Dollars. Dividends payable other than in United States Dollars will be calculated at the respective rates of exchange ruling on Tuesday, 23 December 2003.

There will not be any dematerialisation nor rematerialisation of Sappi Limited share certificates from 5 January to 9 January 2004, both days inclusive.


SAPPI MANAGEMENT SERVICES (PTY) LIMITED

Secretaries

Per D J O'Connor

10 November 2003


                                                                       SAPPI 9

-------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS
-------------------------------------------------------------------------------

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.


10 SAPPI

                               [GLOBE GRAPHIC]



               -------------------------------------------------
                           FINANCIAL RESULTS FOR THE

                 FOURTH QUARTER AND YEAR ENDED SEPTEMBER 2003
               -------------------------------------------------


                                                                      SAPPI 11

GROUP INCOME STATEMENT

                                        REVIEWED     REVIEWED                    REVIEWED        AUDITED
                                         QUARTER      QUARTER                        YEAR           YEAR
                                           ENDED        ENDED                       ENDED          ENDED
                                       SEPT 2003    SEPT 2002                   SEPT 2003      SEPT 2002
                                     US$ MILLION  US$ MILLION      % CHANGE   US$ MILLION    US$ MILLION      % CHANGE
-------------------------------------------------------------------------------------------------------------------------
  SALES                                   1,123        1,052           6.7         4,299         3,729            15.3
  Cost of sales*                            984          882                       3,675         3,079
                                     ------------------------------------------------------------------------------------
  Gross profit                              139          170         (18.2)          624           650            (4.0)
  Selling, general & administrative
   expenses*                                 93           48                         338           261
                                     ------------------------------------------------------------------------------------
  OPERATING PROFIT                           46          122         (62.3)          286           389           (26.5)
  Non-trading loss (profit)                  31           (2)                         27            17
  Net finance costs                          18           29                          90            74
                                         ----------   ----------                 ----------    ----------
   Net paid                              |   27   |   |   30   |                 |   120  |    |    96  |
   Capitalised                           |   (3)  |   |   (6)  |                 |   (23) |    |   (29) |
   Net foreign exchange                  |        |   |        |                 |        |    |        |
    (gains) losses                       |   (3)  |   |    1   |                 |    (1) |    |    (4) |
   Change in fair value of               |        |   |        |                 |        |    |        |
    financial instruments                |   (3)  |   |    4   |                 |    (6) |    |    11  |
                                         ----------   ----------                 ----------    ----------
                                     ------------------------------------------------------------------------------------
  (LOSS) PROFIT BEFORE TAX                   (3)          95            -            169           298           (43.3)
  Taxation - current                         (6)          28                          30            52
           - deferred                        (7)          (6)                        (10)           26
                                     ------------------------------------------------------------------------------------
  NET PROFIT                                 10           73          (86.3)         149           220           (32.3)
                                     ====================================================================================
  EARNINGS PER SHARE (US CENTS)               4           32                          65            95

  HEADLINE EARNINGS PER SHARE
  (US CENTS)**                               11           32                          71           101
  Weighted average number of
   shares in issue (millions)               227.7        230.2                       229.1         230.2
  Diluted earnings per share
   (US cents)                                 4           31                          64            94
  Diluted headline earnings
   per share (US cents) **                   11           31                          70           100
  Weighted average number
   of shares on fully diluted
   basis (millions)                         230.0        233.4                       231.5         233.4

  CALCULATION OF HEADLINE
   EARNINGS **
  Net profit                                 10           73                         149           220
  Loss (profit) on disposal of
   business and fixed assets                  2           (1)                         (1)            1
  Mill closure costs and asset
   impairments                               14            1                          15             6
  Debt restructuring costs                    -            -                           -             6
                                     ------------------------------------------------------------------------------------
  Headline earnings                          26           73                         163                 233
                                     ====================================================================================

*     Reallocation of delivery charges. Refer to note 3 for further details.
** Headline earnings disclosure is required by the JSE Securities Exchange South Africa.


12 SAPPI

GROUP BALANCE SHEET
                                                REVIEWED           AUDITED
                                               SEPT 2003         SEPT 2002
                                             US$ MILLION       US$ MILLION
----------------------------------------------------------------------------
  ASSETS
  NON-CURRENT ASSETS                             4,260              3,639
                                               --------           --------
     Property, plant and equipment             | 3,554|           | 3,189|
     Plantations                               |   450|           |   298|
     Deferred taxation                         |    41|           |     6|
     Other non-current assets                  |   215|           |   146|
                                               --------           --------
  CURRENT ASSETS                                 1,575              1,094
                                               --------           --------
     Cash and cash equivalents                 |   584|           |   253|
     Trade and other receivables               |   289|           |   282|
     Prepaid income taxes                      |     1|           |    38|
     Inventories                               |   701|           |   521|
                                               --------           --------
                                             ------------------------------
  TOTAL ASSETS                                   5,835               4,733
                                             ==============================
  EQUITY AND LIABILITIES
  SHAREHOLDERS' EQUITY
     Ordinary shareholders' interest             1,958              1,601

  MINORITY INTEREST                                  -                  2

  NON-CURRENT LIABILITIES                        2,546              2,110
                                               --------           --------
     Interest-bearing borrowings               | 1,742|           | 1,455|
     Deferred taxation                         |   522|           |   399|
     Other non-current liabilities             |   282|           |   256|
                                               --------           --------
  CURRENT LIABILITIES                            1,331              1,020
                                               --------           --------
     Interest-bearing borrowings and           |      |           |      |
       bank overdraft                          |   333|           |   217|
     Taxation payable                          |    82|           |    48|
     Other current liabilities                 |   916|           |   755|
                                               --------           --------
                                             ------------------------------
  TOTAL EQUITY AND LIABILITIES                   5,835              4,733
                                             ==============================
  Number of shares in issue at
    balance sheet date (millions)                226.9              230.2


                                                                      SAPPI 13

 GROUP CASH FLOW STATEMENT

                                REVIEWED       REVIEWED       REVIEWED       AUDITED
                                 QUARTER        QUARTER           YEAR          YEAR
                                   ENDED          ENDED          ENDED         ENDED
                               SEPT 2003      SEPT 2002      SEPT 2003     SEPT 2002
                             US$ MILLION    US$ MILLION    US$ MILLION   US$ MILLION
-------------------------------------------------------------------------------------
 CASH GENERATED BY
   OPERATIONS                      159            226            675           744
 Movement in working capital       104             50            (79)          (42)
 Net finance costs                 (21)           (35)          (113)         (103)
 Taxation recovered (paid)           2            (26)            33           (89)
 Dividends paid                      -              -            (65)          (60)
                             --------------------------------------------------------
 CASH RETAINED FROM OPERATING
   ACTIVITIES                      244            215            451           450
 Cash effects of investing
   activities                     (140)           (60)          (340)         (701)
                             --------------------------------------------------------
 Normal investing activities |    (140)           (65)          (340)         (218) |
 Acquisition of net assets   |       -              5              -          (483) |
                             --------------------------------------------------------
                             --------------------------------------------------------
                                   104            155            111          (251)
 Cash effects of financing
   activities                        6           (143)           147            13
                             --------------------------------------------------------
 NET MOVEMENT IN CASH AND
   CASH EQUIVALENTS                110             12            258          (238)
                             ========================================================



GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                              REVIEWED       AUDITED
                                                                  YEAR          YEAR
                                                                 ENDED         ENDED
                                                             SEPT 2003     SEPT 2002
                                                           US$ MILLION   US$ MILLION
-------------------------------------------------------------------------------------
Balance - beginning of year                                    1,601         1,503
Net profit                                                       149           220
Foreign currency translation reserve                             335           (62)
Revaluation of derivative instruments                            (14)            3
Dividends declared - US$0.28
   (2002: US$0.26) per share                                     (65)          (60)
(Share buybacks) net of transfers
   to participants of the share
   purchase trust                                                (48)           (3)
                                                       ------------------------------
Balance - end of year                                          1,958         1,601
                                                       ==============================


14 SAPPI

NOTES TO THE GROUP RESULTS

1.   BASIS OF PREPARATION

     The financial statements are prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). The preliminary results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements. Sappi has changed its accounting policy with regard to the translation of equity categories to conform with the requirements of AC 430 (Reporting currency - Translation from measurement currency to presentation currency), the effects of which are negligible. All of the other accounting policies are the same as those in the September 2002 annual financial statements. The preliminary results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company's registered offices.

2.   HEADLINE EARNINGS PER SHARE

     Headline earnings per share has been restated as required by the new JSE Securities Exchange South Africa Listing Requirements. These require that all companies comply with circular 7/2002 issued by the South African Institute of Chartered Accountants.

     For Sappi the only change in calculating headline earnings is that there are no longer any adjustments for movements in restructuring provisions.

     The impact on previously reported headline earnings was an increase of 2 US cents to 32 US cents for the quarter ended September 2002 and an increase of 3 US cents to 101 US cents for the year ended September 2002.

     Similarly the impact on previously reported diluted headline earnings per share was an increase of 1 US cent to 31 US cents for the quarter ended September 2002 and an increase of 3 US cents to 100 US cents for the year ended September 2002.

3.   REALLOCATION OF COSTS

     In prior years, a portion of delivery charges was included in selling, general and administrative expenses. It is now considered more appropriate to reflect all delivery charges under cost of sales. The effect is to increase cost of sales and decrease selling, general and administrative expenses by US$24 million for the quarter (June 2003:
     US$22 million; Sept 2002: US$21 million) and US$87 million for the year (Sept 2002: US$71 million).

4.   COMPARATIVE FIGURES

     Comparative figures have been regrouped or reclassed where necessary to give a more appropriate comparison. There has been no impact on previously reported net income.


                                                                      SAPPI 15

                           REVIEWED      REVIEWED      REVIEWED       AUDITED
                            QUARTER       QUARTER          YEAR          YEAR
                              ENDED         ENDED         ENDED         ENDED
                          SEPT 2003     SEPT 2002     SEPT 2003     SEPT 2002
                        US$ MILLION   US$ MILLION   US$ MILLION   US$ MILLION
-----------------------------------------------------------------------------
5. OPERATING PROFIT
   Included in operating
   profit are:
     Depreciation             93            85           352           310
     Fellings                  7             7            21            26
     Amortisation              5             5            22            16
-----------------------------------------------------------------------------
                             105            97           395           352
=============================================================================
6. CAPITAL EXPENDITURE
   Property, plant and
   equipment                 126            49           296           180
   Plantations                10             6            31            25
-----------------------------------------------------------------------------
                             136            55           327           205
=============================================================================

                                                       REVIEWED       AUDITED
                                                      SEPT 2003     SEPT 2002
                                                    US$ MILLION   US$ MILLION
-----------------------------------------------------------------------------
7. CAPITAL COMMITMENTS
   Contracted but not provided                            86            55
   Approved but not contracted                           193           173
-----------------------------------------------------------------------------
                                                         279           228
=============================================================================
8. CONTINGENT LIABILITIES
   Guarantees and suretyships                             47            66
   Other contingent liabilities                           24            14
=============================================================================


16 SAPPI

SUPPLEMENTAL INFORMATION
DEFINITIONS

AVERAGE - averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

*EBITDA - earnings before interest, tax, depreciation and amortisation (including fellings)

*EBITDA TO SALES - EBITDA divided by sales

FELLINGS - the amount charged against the income statement representing the standing cost of plantations harvested

HEADLINE EARNINGS - as defined in circular 7/2002 issued by the South African Institute of Chartered Accountants, separates from earnings all items of a capital nature. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Securities Exchange South Africa to disclose headline earnings per share

*NET ASSETS - total assets less current liabilities

*NET ASSET VALUE - shareholders' equity plus net deferred tax

*NET ASSET VALUE PER SHARE - net asset value divided by the number of shares in issue at balance sheet date

*NET DEBT - current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits)

*NET DEBT TO TOTAL CAPITALISATION - net debt divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft

*ROE - return on average equity. Net profit divided by average shareholders' equity

*RONA - operating profit divided by average net assets

*RONOA - operating profit divided by average net operating assets. Net operating assets are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

* The above financial measures, other than headline earnings per share, are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.


                                                                      SAPPI 17

SUPPLEMENTAL INFORMATION
-------------------------------------------------------------------------------
ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

                                       REVIEWED      REVIEWED      REVIEWED       AUDITED
                                        QUARTER       QUARTER          YEAR          YEAR
                                          ENDED         ENDED         ENDED         ENDED
                                      SEPT 2003     SEPT 2002     SEPT 2003     SEPT 2002
                                    US$ MILLION   US$ MILLION   US$ MILLION   US$ MILLION
-----------------------------------------------------------------------------------------
NET PROFIT TO
 EBITDA* RECONCILIATION
 Net profit per the
 Group Income Statement                      10            73           149           220

 Net finance costs                           18            29            90            74
 Taxation - current                          (6)           28            30            52
          - deferred                         (7)           (6)          (10)           26
 Depreciation                                93            85           352           310
 Amortisation (including fellings)           12            12            43            42
-----------------------------------------------------------------------------------------
 EBITDA*                                    120           221           654           724
-----------------------------------------------------------------------------------------


                                                                   REVIEWED       AUDITED
                                                                  SEPT 2003     SEPT 2002
                                                                US$ MILLION   US$ MILLION
-----------------------------------------------------------------------------------------
Net debt (US$ million)**                                              1,491         1,419

Net debt to total capitalization (%)**                                 30.8          36.1

Net asset value per share (US$)**                                     10.75          8.66

* In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA to exclude interest, taxes, depreciation and amortisation (including fellings). As a result our definition has been amended to retain non-trading profit/loss as part of EBITDA. The comparative information has been restated to take this into account. The effect on EBITDA in the current quarter for the amended definition was a decrease of EBITDA by US$31 million to US$120 million (June 2003: increase of US$3 million to US$149 million; September 2002: increase of US$2 million to US$221 million). The effect of the amended EBITDA definition was a decrease of US$27 million for the year ended September 2003 to US$654 million (September 2002: decrease of US$17 million to US$724 million).

** Refer to page 17, Supplemental Information for the definition of the term.


18 SAPPI

SUPPLEMENTAL INFORMATION
-------------------------------------------------------------------------------
REGIONAL INFORMATION
-------------------------------------------------------------------------------

                                               REVIEWED      REVIEWED                 REVIEWED        AUDITED
                                                QUARTER       QUARTER                     YEAR           YEAR
                                                  ENDED         ENDED                    ENDED          ENDED
                                              SEPT 2003     SEPT 2002                SEPT 2003      SEPT 2002
                                            METRIC TONS   METRIC TONS              METRIC TONS    METRIC TONS
                                                (000'S)       (000'S)   % CHANGE       (000'S)        (000'S)    % CHANGE
-------------------------------------------------------------------------------------------------------------------------
SALES
Fine Paper -      North America                     371           398       (6.8)        1,383          1,163        18.9
                  Europe                            570           560        1.8         2,233          2,180         2.4
                  Southern Africa                    79            76        3.9           300            310        (3.2)
-------------------------------------------------------------------------------------------------------------------------
                  Total                           1,020         1,034       (1.4)        3,916          3,653         7.2
Forest Products - Pulp and paper operations         394           339       16.2         1,474          1,391         6.0
                  Forestry operations               355           266       33.5         1,285          1,043        23.2
-------------------------------------------------------------------------------------------------------------------------
Total                                             1,769         1,639        7.9         6,675          6,087         9.7
=========================================================================================================================

                                               REVIEWED      REVIEWED                 REVIEWED        AUDITED
                                                QUARTER       QUARTER                     YEAR           YEAR
                                                  ENDED         ENDED                    ENDED          ENDED
                                              SEPT 2003     SEPT 2002                SEPT 2003      SEPT 2002
                                            US$ MILLION   US$ MILLION   % CHANGE   US$ MILLION    US$ MILLION    % CHANGE
-------------------------------------------------------------------------------------------------------------------------
SALES
Fine Paper -      North America                     358           388       (7.7)        1,384          1,197        15.6
                  Europe                            485           459        5.7         1,903          1,744         9.1
                  Southern Africa                    74            58       27.6           270            215        25.6
-------------------------------------------------------------------------------------------------------------------------
                  Total                             917           905        1.3         3,557          3,156        12.7
Forest Products - Pulp and paper operations         192           136       41.2           689            534        29.0
                  Forestry operations                14            11       27.3            53             39        35.9
-------------------------------------------------------------------------------------------------------------------------
Total                                             1,123         1,052        6.7         4,299          3,729        15.3
=========================================================================================================================

OPERATING PROFIT
Fine Paper -      North America                       5            15       66.7)           43            (21)          -
                  Europe                             20            53      (62.3)          112            217       (48.4)
                  Southern Africa                     6            10      (40.0)           35             34         2.9
-------------------------------------------------------------------------------------------------------------------------
                  Total                              31            78      (60.3)          190            230       (17.4)
Forest Products                                      22            38      (42.1)          101            141       (28.4)
Corporate                                            (7)            6          -            (5)            18           -
-------------------------------------------------------------------------------------------------------------------------
Total                                                46           122      (62.3)          286            389       (26.5)
=========================================================================================================================

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION CHARGES

Fine Paper -      North America                       6            46      (87.0)          137             87        57.5
                  Europe                             66            98      (32.7)          289            367       (21.3)
                  Southern Africa                     9            13      (30.8)           45             42         7.1
-------------------------------------------------------------------------------------------------------------------------
                  Total                              81           157      (48.4)          471            496        (5.0)
Forest Products                                      46            58      (20.7)          187            210       (11.0)
Corporate                                            (7)            6          -            (4)            18           -
-------------------------------------------------------------------------------------------------------------------------
Total                                               120           221      (45.7)          654            724        (9.7)
=========================================================================================================================

NET OPERATING ASSETS
Fine Paper -      North America                   1,438         1,483       (3.0)        1,438          1,483        (3.0)
                  Europe                          1,617         1,420       13.9         1,617          1,420        13.9
                  Southern Africa                   131            90       45.6           131             90        45.6
-------------------------------------------------------------------------------------------------------------------------
                  Total                           3,186         2,993        6.4         3,186          2,993         6.4
Forest Products                                   1,066           714       49.3         1,066            714        49.3
Corporate                                           (40)          (36)      11.1           (40)           (36)       11.1
-------------------------------------------------------------------------------------------------------------------------
Total                                             4,212         3,671       14.7         4,212          3,671        14.7
=========================================================================================================================

* EBITDA for the quarter ended September 2003 reduced by US$31.5 million in respect of machine closure


                                                                      SAPPI 19

SUPPLEMENTAL INFORMATION
-------------------------------------------------------------------------------
SUMMARY RAND CONVENIENCE TRANSLATION
-------------------------------------------------------------------------------

                                               REVIEWED      REVIEWED                 REVIEWED       REVIEWED
                                                QUARTER       QUARTER                     YEAR           YEAR
                                                  ENDED         ENDED                    ENDED          ENDED
                                              SEPT 2003     SEPT 2002   % CHANGE     SEPT 2003      SEPT 2002    % CHANGE
-------------------------------------------------------------------------------------------------------------------------
Sales (ZAR million)                               8,295        11,027      (24.8)       35,811         39,301        (8.9)
Operating profit (ZAR million)                      340         1,279      (73.4)        2,382          4,100       (41.9)
Net Profit (ZAR million)                             74           765      (90.3)        1,241          2,319       (46.5)
EBITDA* (ZAR million)**                             886         2,316      (61.7)        5,448          7,630       (28.6)
Operating profit to sales (%)                       4.1          11.6                      6.7           10.4
EBITDA * to sales (%)                              10.7          21.0                     15.2           19.4
Operating profit to average
  net assets (%)                                    4.2          13.1                      6.7           12.2
EPS (SA cents)                                       30           335      (91.0)          541          1,001       (46.0)
Headline EPS (SA cents) *                            81           335      (75.8)          591          1,064       (44.5)
Net debt (ZAR million)                                                                  10,629         14,956       (28.9)
Net debt to total capitalisation (%)*                                                     30.8           36.1
Cash generated by operations
   (ZAR million)                                  1,174         2,369      (50.4)        5,623          7,841       (28.3)
Cash retained from operating
  activities (ZAR million)                        1,802         2,254                    3,757          4,743
Net movement in cash and
  cash equivalents (ZAR million)                    813           126                    2,149         (2,508)

* Refer to page 17, Supplemental Information for the definition of the term.

** The comparative information has been restated to take into account the changed EBITDA definition. Refer to page 18, Supplemental Information for further details.

-------------------------------------------------------------------------------
EXCHANGE RATES
-------------------------------------------------------------------------------

                                          SEPT      JUNE      MARCH      DEC       SEPT
                                          2003      2003       2003     2002       2002
---------------------------------------------------------------------------------------
Exchange rates:
  Period end rate: US$1 = ZAR           7.1288    7.4300    7.9550    8.7200    10.5400
  Average rate for the Quarter
    US$1 = ZAR                          7.3866    7.6305    8.3550    9.7265    10.4818
  Average rate for the YTD:
    US$1 = ZAR                          8.3300    8.6173    9.0866    9.7265    10.5393

  Period end rate: EUR1 = US$           1.1475    1.1417    1.0729    1.0387    0.9789
  Average rate for the Quarter
    EUR1 = US$                          1.1328    1.1236    1.0686    0.9995    0.9850
  Average rate for the YTD:EUR1 = US$   1.0804    1.0655    1.0334    0.9995    0.9188

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
- Assets and liabilities at rates of exchange ruling at period end; and
- Income, expenditure and cash flow items at average exchange rates.


20 SAPPI

----------------------------------------------------------------------------------------
SAPPI ORDINARY SHARES
----------------------------------------------------------------------------------------
ZAR

160-
140-
120-                             [CHART GRAPHING]
100-
80-
60-
40-
20-
 0-
   -------------------------------------------------------------------------------------
      1 Jan  1 Apr  1 Jul  1 Oct  1 Jan  1 Apr 1 Jul  1 Oct  1 Jan  1 Apr  1 Jul  31 Oct
      2001   2001   2001   2001   2002   2002  2002   2002   2003   2003   2003   2003



----------------------------------------------------------------------------------------
ADR PRICE (NYSE TICKER: SPP) NOTE: (1 ADR = 1 SAPPI SHARE)
----------------------------------------------------------------------------------------
US$

16-
14-
12-                             [CHART GRAPHING]
10-
 8-
 6-
 4-
 2-
 0-
   -------------------------------------------------------------------------------------
      1 Jan  1 Apr  1 Jul  1 Oct  1 Jan  1 Apr 1 Jul  1 Oct  1 Jan  1 Apr  1 Jul  31 Oct
      2001   2001   2001   2001   2002   2002  2002   2002   2003   2003   2003   2003


                                                                      SAPPI 21

ISSUED BY:

Brunswick South Africa on behalf of Sappi Limited
Tel + 27 (0)11 268 5750
Fax + 27 (0)11 268 5747

FOR MORE INFORMATION CONTACT:

Robert Hope
Director Strategic Development
Sappi Limited
Tel +27 (0)11 407 8492
Robert.Hope@sappi.com

Andre F Oberholzer
Corporate Affairs and Communication Manager
Sappi Limited
Tel +27 (0)11 407 8044
Mobile +27 (0)82 906 0638
Andre.Oberholzer@sappi.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SAPPI LIMITED

                                        by /s/ D.G. Wilson
                                          ----------------------------------
                                          Name:  D.G. Wilson
                                          Title: Executive Director: Finance

Date:  November 17, 2003